Li3 Group, Inc.
FINANCIAL STATEMENTS
(UNAUDITED)

December 31, 2023 and 2022

Li3 Group, Inc.
December 31, 2023 and 2022

FINANCIAL STATEMENTS

PYBUS & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

900 SE FEDERAL HIGHWAY, SUITE 309
STUART, FLORIDA 34994
PHONE (561) 282-1870
FAX (561) 282-1871
www.pybuscpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Li3 Group, Inc.
6382 NW 23rd St.
Boca Raton, FL 33434

We have reviewed the accompanying financial statements of Li3 Group, Inc. (a corporation), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the year ended December 31, 2023 and period May 5, 2022 to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Li3 Group, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Pybus & Company, PA

Pybus & Company, P.A.
Stuart, Florida
April 29, 2024

Li3 Group, Inc.
Balance Sheets
As of December 31, 2023 and 2022
(unaudited)

		December 31, 2023		December 31, 2022
ASSETS				
CURRENT ASSETS:				
Cash	$	58,323	$	25,571
Total current assets		58,323		25,571
Property and equipment, net		5,332		6,316
TOTAL ASSETS	$	63,655	$	31,887
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
CURRENT LIABILITIES:				
Accounts payable and accrued expenses	$	305,485	$	3,438
Loan payable - related party		500		-
Total current liabilities		305,985		3,438
TOTAL LIABILITIES		305,985		3,438
COMMITMENTS AND CONTINGENCIES (NOTE 4)		-		-
STOCKHOLDERS' EQUITY (DEFICIT):				
Common stock, $0.00001 par value; 100 million shares authorized; 33,376,299 and 31,417,410 shares issued and outstanding at December 31, 2023 and 2022		334		314
Additional paid-in capital		1,629,378		449,995
Accumulated Deficit		(1,872,042)		(421,860)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)		(242,330)		28,449
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	63,655	$	31,887

See accompanying notes and accountants' review report

Li3 Group, Inc.
Statements of Operations
For the year ended December 31, 2023 and period May 5, 2022 to December 31, 2022
(unaudited)

	December 31, 2023	December 31, 2022
REVENUES		
Sales	$ -	$ -
TOTAL REVENUES	-	-
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
General and administrative	284,203	166,299
Payroll	600,462	155,135
Contract Labor	527,635	61,000
Professional fees, legal and accounting	35,800	39,426
TOTAL OPERATING EXPENSES	1,448,100	421,860
LOSS FROM OPERATIONS	(1,448,100)	(421,860)
OTHER INCOME (EXPENSES)		
Interest expense	(2,082)	-
TOTAL OTHER INCOME (EXPENSES)	(2,082)	-
NET LOSS BEFORE PROVISION FOR TAXES	(1,450,182)	(421,860)
INCOME TAX EXPENSE	-	-
NET LOSS	$ (1,450,182)	$ (421,860)
BASIC AND DILUTED LOSS PER SHARE	$ (0.04)	$ (0.01)
Weighted average number of common shares - basic and diluted	33,247,922	31,417,410

Li3 Group, Inc.
Statements of Changes in Stockholders' Equity (Deficit)
For the year ended December 31, 2023 and period May 5, 2022 to December 31, 2022
(unaudited)

| | Common Stock | | | Additional | Accumulated | Total |
	Number of Shares	Amount		Paid-in Capital	Deficit	Stockholders' Equity (Deficit)
Balance at Inception May 5, 2022	-	$ -	$	-	$ -	$ -
Stock issued for cash	31,417,410	314		449,995	-	450,309
Net loss for the period	-	-		-	(421,860)	(421,860)
Balance at December 31, 2022	31,417,410	314		449,995	(421,860)	28,449
Stock issued for cash, net	1,208,889	12		676,892	-	676,904
Stock issued for services	750,000	8		502,491	-	502,499
Net loss for the year	-	-		-	(1,450,182)	(1,450,182)
Balance at December 31, 2023	33,376,299	$ 334	$	1,629,378	$ (1,872,042)	$ (242,330)

Li3 Group, Inc.
Statements of Cash Flows
For the year ended December 31, 2023 and period May 5, 2022 to December 31, 2022
(unaudited)

	December 31, 2023		December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Loss	$ (1,450,182)	$	(421,860)
Adjustments to reconcile net loss to net cash			
used in operating activities:			
Depreciation and amortization	984		574
Stock issued for services	502,499		-
Changes in operating assets and liabilities:			
Accounts payable and accrued expenses	302,047		3,438
Net cash used in operating activities	(644,652)		(417,848)
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of property and equipment	-		(6,890)
Net cash used in investing activities	-		(6,890)
CASH FLOWS FROM FINANCING ACTIVITIES			
Loans payable - related party	500		-
Proceeds from shares issued for cash, net	676,904		450,309
Net cash provided by financing activities	677,404		450,309
NET INCREASE IN CASH AND CASH EQUIVALENTS	32,752		25,571
CASH - BEGINNING	25,571		-
CASH - ENDING	$ 58,323	$	25,571
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for:			
Interest	$ 2,082	$	-
Income taxes	$ -	$	-

Note 1. Organization and Significant Accounting Policies

Organization and Line of Business

Li3 Group, Inc. ("the Company") is a Florida corporation organized on May 5, 2022 and is committed to providing financing platforms for digital Battery Metal Mining Companies throughout the globe.

Liquidity and Management's Plan

The Company has incurred losses from operations from inception to the year ended December 31, 2023. In response to these results, management has implemented the following steps to ensure the ongoing liquidity and viability of the Company: (1) enacted a cost reduction plan for major operating costs. (2) Significant shareholders have continued to invest in the company by buying common stock to fund continuing operations. Management believes that the successful implementation of these initiatives will provide them with the necessary liquidity to continue as a going concern (See Note 6).

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2023 and 2022, the Company had no cash equivalents. The Company at times has cash in banks in excess of FDIC insurance limits. At December 31, 2023 and 2022, cash balance did not exceed these limits.

Revenue Recognition

The Company recognizes revenue over the period the service is performed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 605, Revenue Recognition in Financial Statements. In general, ASC No. 605 requires that four basic criteria must be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services rendered, (iii) the fee is fixed and determinable, and (iv) collectability is reasonably assured.

Property and Equipment

Property and equipment are stated at cost and depreciated on the straight-line method over the estimated life of the asset, which is 5 years.

Shipping and Handling Costs

We expense all shipping and handling costs as incurred. We include these costs in general and administrative expenses on the accompanying financial statements.

Advertising

The costs incurred for producing and communicating advertising are charged to operations as incurred. Advertising expense for the year ended December 31, 2023 and period ended December 31, 2022 were $ -0- and $-0-, respectively.

Note 1. Organization and Significant Accounting Policies- Cont.

Research and Development

The Company is not currently engaged in research and development activities. Research and development costs are charged as operating expense of the Company as incurred. For the year ended December 31, 2023 and period ended December 31, 2022, the Company expensed $ -0- and $-0-, respectively, towards research and development costs.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for accounts receivable, deposits, accounts payable, accrued expenses, is the approximate fair value based on the short-term maturity of these instruments.

Leases

We determine if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Right-of-Use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. ROU assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and lease incentives and initial direct costs incurred, as applicable.

As the implicit rate in our leases is generally unknown, we used our incremental borrowing rate of 7.25% based on the information available at the lease commencement date in determining the present value of future lease payments. Lease costs for our operating leases are recognized on a straight-line basis within operating expenses over the reasonably assured lease term. We have elected to not separate lease and non-lease components for any leases within its existing classes of assets and, as a result, accounts for any lease and non-lease components as a single lease component. Leases with an initial maturity date of twelve months or less are expensed as incurred.

Prior to adoption of ASC 842, Leases as of January 1, 2022, we evaluated leases at their inception as either operating or capital leases, and renewal or expansion options, rent holidays, leasehold improvement allowances and other incentives on such lease agreements. During the year ended December 31, 2023 and period ended December 31, 2022, we had no operating or capital leases.

Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard update requires that certain financial assets be measured at amortized cost net of an allowance for estimated credit losses such that the net receivable represents the present value of expected cash collection. In addition, this standard update requires that certain financial assets be measured at amortized cost reflecting an allowance for estimated credit losses expected to occur over the life of the assets. The estimate of credit losses must be based on all relevant information including historical information, current conditions and reasonable and supportable forecasts that affect the collectability of the amounts. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. In November 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates, which defers the effective date of ASU 2016-13 to fiscal years beginning after December 15, 2022 for all entities except SEC reporting companies that are not smaller reporting companies. The adoption of this standard as of January 1, 2023 had no effect on our financial statements.

Note 1. Organization and Significant Accounting Policies- Cont.

Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25") Income Taxes. Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The net deferred tax liability in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

	December 31, 2023	December 31, 2022
Deferred Tax Liability	$ -	$ -
Deferred Tax Asset		
Net Operating Loss Carryforward	$ (649,906)	$ (324,539)
Valuation Allowance	649,906	324,539
Net Deferred Tax Asset	-	-
Net Deferred Tax Liability	$ -	$ -

The provision for income taxes has been computed as follows:

	December 31, 2023	December 31, 2022
Expected income tax recovery (expense)		
at the statutory rate of 21% - Federal	$ 304,538	$ 68,153
Expected income tax recovery (expense)		
at the statutory rate of 5.5% - State	63,010	17,850
Permanent difference	(128,185)	-
Change in valuation allowance	(239,364)	(86,003)
Provision for income taxes	$ -	$ -

The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This is necessary due to the Company's continued operating losses and the uncertainty of the Company's ability to utilize all of the net operating loss carry forwards.

The net change in the valuation allowance for the year ended December 31, 2023 and period ended December 31, 2022, was an increase of $239,364 and $86,003, respectively. The Company has a total losses carryforwards of approximately $1,268,900 and $324,500 as of December 31, 2023 and 2022 available for future use.

Li3 Group, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 AND 2022
(UNAUDITED)

Note 1. Organization and Significant Accounting Policies- Cont.

The components of income tax expense related to continuing operations are as follows:

	December 31, 2023	December 31, 2022
Federal		
Current	-	-
Deferred	-	-
State and Local		
Current	-	-
Deferred	-	-
	$ -	$ -

Basic and Diluted Net Loss per Common Share

Net Loss per Common Share is computed pursuant to FASB Accounting Standards Codification No. 260, *Earnings per Share*. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period.

Recent Accounting Pronouncements

All other recent accounting pronouncements issued by FASB (including the Emerging Issues Task Force) and the AICPA did not, or are not, believed by the Company's management, to have a material impact on the Company's present or future financial statements.

All other newly issued accounting pronouncements but not yet effective have been deemed either immaterial or not applicable.

Note 2. Property and Equipment

Property and equipment is summarized as follows at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Furniture	$ 6,890	$ 6,890
Total Property and Equipment	6,890	6,890
Accumulated depreciation	1,558	(574)
Total Property and Equipment, net	$ 5,332	$ 6,316

Depreciation expense for the year ended December 31, 2023 and the period ended December 31, 2022, was $984 and $574, respectively.

Note 3. Stockholders' Deficit

The company has 100,000,000 shares of common stock authorized with a par value of $0.00001. Each outstanding share of common stock is entitled to one vote on corporate matters requiring a vote. Certain corporate matters, such as normal business operations are conducted by the officers of the corporation acting under direction of the board of directors. There are no other material rights of common shareholders. There are no provisions in the Company's bylaws that would delay, defer or prevent a change in control of the Company.

Shares Issued for Cash

In May and June of 2022, the Company authorized the issuance of 27,000,000 shares of common stock to the founders at par of $270, the fair value of the shares when issued.

During 2022, the Company issued 4,417,410 common shares in exchange for cash of $450,039.

During 2023, the Company issued 750,000 shares of common stock for services to various vendors with a fair value of $502,499 based on a recent cash offering price.

During 2023, the Company issued 1,208,889 shares of common stock for net cash of $676,904, which is net of direct offering costs of $23,096.

Note 4. Commitments and Contingencies

Employment Agreements

The Company has an employment agreement with its President and its Chief Executive Officer for annual salaries of $285,000 plus bonus of up to 125% of the base salary and equity awards of up to 250% of bases salary. The agreements also allow for a monthly expense allowance of up to $2,500 each for various items included in the contract. As of December 31, 2023, the due to the officers under the employment agreements is $300,526 and has been accrued in the financial statements.

During 2022, two officers received compensation of $141,000 as independent contractors, prior to payroll starting. Also, these officers received reimbursements of $13,974 for business expenses.

Note 5. Related Party Transactions

In May and June of 2022, the Company authorized the issuance of 27,000,000 shares of common stock to the founders at par of $270, the fair value of the shares when issued.

During 2023, a company related to the CEO loaned the Company $500 for operating expenses. The loan is unsecured, non-interest bearing and due on demand.

Note 6. Subsequent Events

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition of disclosure through April 29, 2024, the date the financial statements were available to be issued.

Subsequent to December 31, 2023, the Company has raised an additional $1,482 through the sale of 741 shares of common stock.